FORM 4
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                                                              OMB APPROVAL
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                                                      OMB Number.......3235-0287
                                                      Expires: December 31, 2001
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Actof 1940


[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue. See Instructions 1(b).
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1. Name and Address of Reporting Person

   G.H.M., Inc.
   74 Trinity Place, 20th Floor
   New York, NY  10006
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2. Issuer Name and Ticker or Trading Symbol

   EPL Technologies, Inc. (EPTG)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   December 2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [_] Director                 [X] 10% Owner     [ ] Officer (give title below)
   [_] Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security     |2.      |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                         |  Transaction  |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                         |        |      |                                  |  Beneficially     |(D)or |                           |
                         |        |    | |                |   A/  |         |  Owned at         |Indir |                           |
                         | Date   |Code|V|    Amount      |   D   |  Price  |  End of Month     |ect(I)|                           |
-----------------------------------------------------------------------------------------------------------------------------------|
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $.001 par  |12/28/01|  S  | |    50,000     |D(1)(2)|  $0.28  |                   |       |                          |
value                    |        |     | |               |       |         |                   |       |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $.001 par  |12/28/01|  S  | |   150,000     |D(1)(3)|  $0.30  |                   |       |                          |
value                    |        |     | |               |       |         |                   |       |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $.001 par  |12/31/01|  S  | |   100,000     |D(1)(4)|  $0.28  |                   |       |                          |
value                    |        |     | |               |       |         |                   |       |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $.001 par  |12/31/01|  S  | |   135,000     |D(1)(5)|  $0.30  |  2,935,487.5      |D(1)(2)|                          |
value                    |        |     | |               |       |         |                   |       |                          |
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                         |        |     | |               |       |         |  2,627,412.5      |D(1)(3)|                          |
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                         |        |     | |               |       |         |    20,000         |D(1)(4)|                          |
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                         |        |     | |               |       |         |    15,000         |D(1)(5)|                          |
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)
                                                                     Page 1 of 2

-----------------------------------------------------------------------------------------------------------------------------------
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
-----------------------------------------------------------------------------------------------------------------------------------|
1.Title of         |2.Con-  |3.      |4.    |5.Number of De|6.Date Exer      |7.Title and Amount|8.Price|9.Number   |10.|11.Nature |
  Derivative       |version |Transaction    | rivative Secu|cisable and      |  of Underlying   |of Deri|of Deriva  |Dir|of In-    |
  Security         |or Exer |        |      | rities Acqui |Expiration       |  Securities      |vative |tive       |ect|direct    |
                   |cise    |        |      | red(A) or Dis|Date(Month/      |                  |Secu   |Securities |(D)|Beneficial|
                   |Price of|        |      | posed of(D)  |Day/Year)        |                  |rity   |Benefi     |or |Ownership |
                   |Deriva- |        |      |              |Date    |Expir   |                  |       |ficially   |Ind|          |
                   |tive    |        |      |          | A/|Exer-   |ation   |  Title and Number|       |Owned at   |ire|          |
                   |Secu-   |        |    | |          | D |cisa-   |Date    |  of Shares       |       |End of     |ct |          |
                   |rity    |Date    |Code|V|  Amount  |   |ble     |        |                  |       |Month      |(I)|          |
-----------------------------------------------------------------------------------------------------------------------------------|
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                   |        |        |    | |          |   |        |        |        |         |       |           |   |          |
-----------------------------------------------------------------------------------------------------------------------------------|
                   |        |        |    | |          |   |        |        |        |         |       |           |   |          |
-----------------------------------------------------------------------------------------------------------------------------------|
                   |        |        |    | |          |   |        |        |        |         |       |           |   |          |
-----------------------------------------------------------------------------------------------------------------------------------|

See the attached notes.


                                               /s/ Joseph Giamanco
                                               --------------------------------
                                               ** Signature of Reporting Person
                                               Joseph Giamanco
                                               President of G.H.M., Inc.


                                               January 9, 2002
                                               ------------------------
                                               Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                 SEC 1474 (7-96)
                                                                     Page 2 of 2

(1) G.H.M., Inc., a New York corporation ("G.H.M.") is jointly filing this Form 4 with Joseph Giamanco, Ronald J. Menello and Gary A. Herman. Joseph Giamanco holds a 52% ownership interest in G.H.M. and is the President and Chief Executive Officer of G.H.M. Ronald J. Menello holds a 24% ownership interest in G.H.M. and is the Senior Vice President of G.H.M. Gary A. Herman holds a 24% ownership interest in G.H.M. and is the Senior Vice President of G.H.M. Prior to the transactions reported herein, the group filers may be deemed to be members of a group (for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended) that holds in excess of 10% of the outstanding shares of Common Stock. Messrs. Giamanco, Menello and Herman disclaim ownership of the shares purchase shares owned by G.H.M., Inc. except to the extent of their actual pecuniary interest.

(2) G.H.M. owns 2,935,487.5 shares of common stock ("Common Stock"), $.001 par value per share, of EPL Technologies. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, Messrs. Giamanco, Menello and Herman disclaim beneficial ownership of all such shares except to the extent of their actual economic interest in G.H.M.

(3) Joseph Giamanco owns 2,627,412.5 shares of Common Stock. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, G.H.M. and Messrs. Menello and Herman disclaim beneficial ownership of all such shares.

(4) Ronald J. Menello owns 20,000 shares of Common Stock of EPL Technologies. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, G.H.M. and Messrs. Giamanco and Herman disclaim beneficial ownership of all such shares.

(5) Gary A Herman owns 15,000 shares of Common Stock of EPL Technologies. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, G.H.M. and Messrs. Giamanco and Menello disclaim beneficial ownership of all such shares.

 Joint Filer Information

 Name:Joseph Giamanco

 Address:   c/o G.H.M., Inc.
            74 Trinity Place
            New York, NY 10006

 Designated Filer:          G.H.M., Inc.

 Issuer & Ticker Symbol:    EPL Technologies, Inc. (EPTG)

 Date of Event Requiring:   January 9, 2001
      Statement

 Signature:                 _________________
                            Joseph Giamanco

 Name:Ronald J. Menello

 Address:   c/o G.H.M., Inc.
            74 Trinity Place
            New York, NY 10006

 Designated Filer:          G.H.M., Inc.

 Issuer & Ticker Symbol:    EPL Technologies, Inc. (EPTG)

 Date of Event Requiring:   January 9, 2001
      Statement

 Signature:                 _________________
                            Ronald J. Menello

 Name:Gary A. Herman

 Address:   c/o G.H.M., Inc.
            74 Trinity Place
            New York, NY 10006

 Designated Filer:          G.H.M., Inc.

 Issuer & Ticker Symbol:    EPL Technologies, Inc. (EPTG)

 Date of Event Requiring:   January 9, 2001
      Statement

 Signature:                 _________________
                            Gary A. Herman